EXHIBIT 99.1

For Immediate Release: NR 15-01

Exeter outlines the significance of its Caspiche Project water discovery

Vancouver, B.C., February 17th, 2015 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce further positive results from the expanded water exploration drilling program for its Caspiche gold-copper project in northern Chile. The Company believes it has discovered an extensive, new, subterranean aquifer with no apparent connection to surface water, or other aquifers in the area.

Individual pump testing of the five large diameter exploration wells, drilled thus far at the Peñas Blancas water concession, has confirmed strong constant water flows and rapid recharge rates. The aggregate flow rate that was tested at constant rates, was over 300 litres per second (“L/s”), with individual wells varying from 45 L/s to 85 L/s. This aggregate flow rate is considerably above Exeter’s previously targeted estimate of 200+ L/s.

Initial testing comprised a range of flow rates on each well using a multi-stage down hole pump followed by monitoring of how quickly the water level recovered (recharge). Based on these results, water was then pumped at a selected rate for 48 hours while measuring levels in nearby monitoring holes as well as those at some distance. The water level in all five wells recovered to 95% of the original level in a few minutes, and 100% within an hour. Water levels in nearby monitoring holes dropped by less than one metre and recovered quickly. Water quality samples taken from each of the holes is considered good, for what is typically a saline water region in Chile.

Exeter’s CEO, Wendell Zerb, said “the results of this water exploration program are considerably better than our original expectations, both in the quantity and quality of water discovered. We believe the new, lower capex, staged mine development options for Caspiche will use a fraction of the significant potential that the Peñas Blancas aquifer could ultimately provide. As an example, the 2014 PEA1 calculated that the 30,000 tonne per day (“tpd”) standalone oxide operation would require a peak water supply of less than 50 L/s. Furthermore, we believe that the Peñas Blancas water discovery could provide an excellent long term water resource for other potential users in this arid, largely unpopulated region of Chile.”

“Our priorities now are to finalize the exploration program before the end of May and apply for water rights for the water discovered. To better define the extent of the aquifer and increase the probable water inventory, the Joint Venture2 (“JV”) is planning for up to two, additional large diameter exploration drill holes to be completed prior to the onset of the upcoming Chilean winter. Additional steps also include planning for and commencing a detailed scientific and environmental program using experienced consultants. The objective of this next program will be to accurately model the zone, its interactions with adjacent areas, consult on possible uses with other stakeholders and communities as a basis for extraction plans.”

Exeter has been exploring for water in this remote, high altitude area, for over five years, and has extensive knowledge of the climatic factors through its two meteorological stations and baseline environmental studies. The only significant infrastructure in the Peñas Blancas area is an international road between Chile and Argentina which cuts through the aquifer zone. The area is flat and covered with sands and gravels formed from a large mountain range to the south. The extensive winter snowfall from this range and the surrounding area is believed to be the source of the recharge to the aquifer.

Andinor Limitada, a specialist Chilean water drilling company, is the principal contractor for the water program. Supervision of the program by Exeter and JV personnel is augmented by expert, independent, external consultants.

Jerry Perkins, Exeter´s VP Development and Operations and a “qualified person” (“QP”) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has reviewed and approved the technical information in this news release.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the April 2012 Mineral Resource (as defined) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

1 Amended NI 43-101 Technical Report on the Caspiche Project (“2014 PEA”). See the Exeter web site or Sedar for the details regarding the 2014 PEA.

2 Exeter’s Chilean subsidiary, Minera Eton (“Eton”) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation are jointly exploring for water in Northern Chile where Eton is earning an aggregate 90% interest in the Peñas Blancas concession and other water concessions. See Exeter news release NR 14-02 dated February 27th, 2014.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. The 2014 PEA was initiated with the aim of indicating the development optionality of this world class discovery. The securing of water required for potential project development is a priority and exploration is ongoing.

The Company currently has cash reserves of C$29 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the potential significance of water discovered, the potential to establish new opportunities for the advancement of Caspiche, results from preliminary economic assessment including estimated annual production rates, capital and production costs, water and power requirements and metallurgical recoveries, expected taxation rates, timing of  water exploration and securing adequate water, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, water and power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2013 dated March 14, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX) ACCEPTS
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE